

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 7, 2009

via U.S. mail and facsimile

Mark V. McDonough, CFO
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
N. Tonawanda, New York 14120-0748

> **RE: Taylor Devices, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 21, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and**
> **November 30, 2008**
> **File No. 0-3498**

Dear Mr. McDonough:

        We have reviewed your response letter dated April 3, 2009, and have the following additional comment. In this comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

21. Business Combination, page 40

1. It is unclear how your response to comment 2 in our letter dated March 23, 2009, fully addresses the concerns raised regarding your application of the business combination literature to your acquisition of the remaining 77% ownership interest in Developments. As noted in our previous comment letter, paragraph 44 of SFAS 141 specifically excludes investments accounted for by the equity method from those assets that should not be reduced by excess of net assets acquired over costs. As such, it remains unclear why you did not reduce the 42% interest of Tayco Realty acquired as part of the acquisition of Developments by the $288,273 excess of net assets acquired over costs. Please provide us with a detailed explanation of how you determined that the $412,652 included in your purchase price allocation for the acquisition of Developments is properly included along with the authoritative literature that supports your position. If you subsequently determine that you should

not have recognized any of the extraordinary gain, please provide us with a revised materiality assessment of the error discussed in prior comment 3. In this assessment, please include a discussion as to whether the gain impacted compensation in the period and/or fiscal year recognized.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides the requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief